

Mail Stop 3720

November 1, 2007

Chris Barsness
Chief Financial Officer
Cab-Tive Advertising, Inc.
1800 Century Park East
Suite 600
Los Angeles, CA 90067

Re: **Cab-Tive Advertising, Inc.**
            Item 4.01 Form 8-K
            Filed November 1, 2007
            File No. 333-138869

Dear Mr. Barsness:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed November 1, 2007

1. Please amend your filing to state the exact date of dismissal. In this regard, remove the term "as" and replace it with "on."

2. Your Form 8-K currently only covers your accountant's report as of and for the year ended December 31, 2006. If applicable please revise your Form 8-K to cover each of the reports for the past two years.

3. You currently disclose that there have been no disagreements with your former accountant during the fiscal year ended December 31, 2006 and through the interim periods subsequent to. Please amend your filing to cover the interim Period from the date of the last audited financial statements to the date of dismissal. See Item 304(a)(1)(iv) of Regulation S-B. If applicable please refer to the fiscal year ended prior to December 31, 2006.

4. Please amend your Form 8-K to include the required letter from your former accountant indicating whether or not they agree with your disclosures in the Form 8-K.

5. Revise your filing to provide all of the disclosures required by Item 304(a)(2) of Regulation S-B.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Michael Henderson at (202) 551-3364.

Sincerely,

Kyle Moffatt
Accountant Branch Chief